Exhibit 99.1

Unaudited Interim Condensed Consolidated

Financial Statements

September 30, 2022

November 10, 2022

Management’s Responsibility for Financial Reporting

The accompanying unaudited interim condensed consolidated financial statements of IMV Inc. (the “Corporation”) are the responsibility of management and have been approved by the Board of Directors. The unaudited interim condensed consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The unaudited interim condensed consolidated financial statements include some amounts and assumptions based on management’s best estimates which have been derived with careful judgment.

In fulfilling its responsibilities, management has developed and maintains a system of internal accounting controls. These controls are designed to ensure that the financial records are reliable for preparation of the unaudited interim condensed consolidated financial statements. The Audit Committee of the Board of Directors reviewed and approved the Corporation’s unaudited interim condensed consolidated financial statements and recommended their approval by the Board of Directors.

(signed)	“Andrew Hall”	(signed)	“Brittany Davison”
	Chief Executive Officer		Chief Accounting Officer

Approved on behalf of the Board of Directors

(signed)	“Michael Bailey”,	(signed)	“Kyle Kuvalanka”,
	Director		Director

IMV Inc.

Unaudited Interim Condensed Consolidated Statements of Financial Position

As at September 30, 2022 and December 31, 2021

(Expressed in thousands of United States dollars except for share and per share amounts)

	September 30, 2022 $	December 31, 2021 $
Assets

Current assets
Cash and cash equivalents	21,738	38,616
Amounts receivable	752	602
Prepaid expenses	4,850	6,037
Investment tax credits receivable	1,031	1,135
	28,371	46,390
Property and equipment	3,901	3,731
	32,272	50,121
Liabilities

Current liabilities
Accounts payable, accrued and other liabilities (note 10)	9,726	8,607
Current portion of long-term debt (note 4)	58	73
Current portion of lease obligation	291	265
Warrant liabilities (note 5)	51	318
	10,126	9,263
Lease obligation	1,109	1,387
Long-term debt (note 4)	27,352	17,929
	38,587	28,579
Equity (Deficiency)	(6,315)	21,542
	32,272	50,121
Going concern (note 1)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

IMV Inc.

Unaudited Interim Condensed Consolidated Statements of Equity (Deficiency)

For the periods ended September 30, 2022 and September 30, 2021

(Expressed in thousands of United States dollars except for share and per share amounts)

	Share capital $ (note 6)	Contributed surplus $ (note 7)	Warrants $ (note 8)	Deficit $	Accumulated other comprehensive income $	Total $

Balance, January 1, 2021	136,705	7,652	2,116	(118,331)	2,660	30,802
Net loss and comprehensive loss for the period	–	–	–	(24,853)	–	(24,853)
Issuance of shares in a public equity offering	20,661	–	6,643	–	–	27,304
Share issuance costs in a public equity offering	(1,661)	–	(564)	–	–	(2,225)
DSUs:
Redemption, net of applicable taxes	331	(432)	–	–	–	(101)
Value of services recognized	–	430	–	–	–	430
Employee share options:
Value of services recognized	–	1,367	–	–	–	1,367
Exercise of options	217	(171)	–	–	–	46
Balance, September 30, 2021	156,253	8,846	8,195	(143,184)	2,660	32,770

Balance, December 31, 2021	156,236	9,370	8,196	(154,920)	2,660	21,542

Net loss and comprehensive loss for the period	–	–	–	(29,363)	–	(29,363)
Issuance of shares in a public equity offering	142	–	–	–	–	142
Share issuance costs in a public equity offering	(88)	–	–	–	–	(88)
Expiry of Warrants	–	2,350	(2,350)	–	–	–
DSUs:
Redemption, net of applicable taxes	64	(116)	–	–	–	(52)
Value of services recognized	–	399	–	–	–	399
Employee share options:
Value of services recognized	–	1,105	–	–	–	1,105
Balance, September 30, 2022	156,354	13,108	5,846	(184,283)	2,660	(6,315)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

IMV Inc.

Unaudited Interim Condensed Consolidated Statements of Loss and Comprehensive Loss

For the three and nine months ended September 30, 2022 and 2021

(Expressed in thousands of United States dollars except for share and per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2022 $	2021 $	2022 $	2021 $
Income
Interest income	118	41	176	153

Expenses
Research and development (note 10)	5,968	5,635	18,647	15,601
General and administrative (note 10)	4,088	5,260	12,698	11,844
Government assistance	(376)	(476)	(1,443)	(2,875)
Accreted interest and valuation adjustments (note 4)	(629)	61	(363)	436
	9,051	10,480	29,539	25,006

Net loss and comprehensive loss for the period	(8,933)	(10,439)	(29,363)	(24,853)
Basic and diluted loss per share	(0.11)	(0.13)	(0.36)	(0.35)
Weighted-average shares outstanding	82,357,945	79,175,747	82,277,618	71,520,472

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

IMV Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the nine months ended September 30, 2022 and 2021

(Expressed in thousands of United States dollars except for share and per share amounts)

	Nine months ended September 30, 2022 $	Nine months ended September 30, 2021 $
Cash provided by (used in)
Operating activities
Net loss for the period	(29,363)	(24,853)
Charges to operations not involving cash
Depreciation of property and equipment	680	331
Accreted interest and valuation adjustments	(407)	436
Fair value adjustment on government loan	–	(420)
Fair value adjustment on warrant liabilities	44	–
Loss on disposal	2	30
Deferred share unit compensation	399	430
Stock-based compensation	1,105	1,367
	(27,540)	(22,679)
Net change in non-cash working capital balances related to operations
(Increase) decrease in amounts receivable	(150)	437
Decrease (increase) in prepaid expenses	1,628	(1,650)
Decrease in investment tax credits receivable	104	794
Decrease in accounts payable, accrued and other liabilities	(1,137)	(1,524)
	(27,095)	(24,622)
Financing activities
Proceeds from public equity offering	142	27,304
Share issuance costs in a public equity offering	(88)	(2,225)
Proceeds from the exercise of stock options	–	46
Proceeds from short-term borrowings	2,034	2,039
Repayment of short-term borrowings	(454)	(1,000)
Proceeds from long-term borrowings	10,000	–
Repayment of long-term debt	(55)	(454)
Repayment of lease obligation	(153)	(55)
	11,426	25,655
Investing activities
Acquisition of property and equipment	(867)	(763)
Net change in cash and cash equivalents during the period	(16,536)	270

Cash and cash equivalents – Beginning of period	38,616	36,268
Effect of foreign exchange on cash and cash equivalents	(342)	(43)
Cash and cash equivalents – End of period	21,738	36,495

Supplementary cash flow
Interest received	176	153
Interest paid	(1,520)	(110)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

IMV Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As at September 30, 2022 and December 31, 2021

(Expressed in thousands of United States dollars except for share and per share amounts)

1	Nature of operations and going concern

IMV Inc. (the “Corporation” or “IMV”) is, through its 100% owned subsidiaries, a clinical-stage immuno-oncology company advancing a portfolio of therapies based on the Company’s immune-educating platform, DPX®. Through a differentiated mechanism of action, the DPX platform delivers instruction to the immune system to generate a specific, robust, and persistent immune response. IMV’s lead candidate, maveropepimut-S (MVP-S), delivers antigenic peptides from survivin, a well-recognized cancer antigen commonly overexpressed in advanced cancers. MVP-S treatment has been well tolerated and has demonstrated defined clinical benefit in multiple cancer indications as well as the activation of a targeted and sustained survivin-specific anti-tumor immune response. MVP-S is currently being evaluated in clinical trials for hematologic and solid cancers, including Diffuse Large B Cell Lymphoma as well as ovarian, bladder and breast cancers. The Corporation has one reportable and geographic segment. Incorporated under the Canada Business Corporations Act and domiciled in Dartmouth, Nova Scotia, Canada the shares of the Corporation are listed on the Nasdaq Stock Market and the Toronto Stock Exchange under the symbol “IMV”. The Corporation’s principal place of business is 130 Eileen Stubbs Avenue, Suite 19, Dartmouth, Nova Scotia, Canada and it also has corporate offices in Cambridge, MA and Quebec, QC.

These financial statements have been prepared using International Financial Reporting Standards applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due. Since the Corporation’s inception, the Corporation’s operations have been financed through the sale of shares, issuance of debt, revenue from subcontracts, interest income on funds available for investment, government assistance and income tax credits. The Corporation has incurred significant operating losses and negative cash flows from operations since inception and has an accumulated deficit of $184,283 as at September 30, 2022.

The ability of the Corporation to continue as a going concern is dependent upon raising additional financing through equity and non-dilutive funding and partnerships. There can be no assurance that the Corporation will have sufficient capital to fund its ongoing operations, and develop or commercialize any products without future financings. There can also be no assurance that the Common Shares will continue to be listed on the Nasdaq Stock Market LLC (“Nasdaq”), including as it relates to the Corporation regaining compliance with the Nasdaq listing requirements, such as the Minimum Bid Price Requirement. These material uncertainties cast substantial doubt as to the Corporation’s ability to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. The Corporation is currently pursuing financing alternatives that may include equity, debt, and non-dilutive financing alternatives including co-development through potential collaborations, strategic partnerships or other transactions with third parties, and merger and acquisition opportunities. There can be no assurance that additional financing will be available on acceptable terms or at all. If the Corporation is unable to obtain additional financing when required, the Corporation may have to substantially reduce or eliminate planned expenditures or the Corporation may be unable to continue operations.

The Corporation's ability to continue as a going concern is dependent upon its ability to fund its research and development programs and defend its patent rights. These unaudited interim condensed consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statements of financial position classifications that would be necessary if the Corporation were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

(1)

IMV Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As at September 30, 2022 and December 31, 2021

(Expressed in thousands of United States dollars except for share and per share amounts)

1	Nature of operations and going concern (continued)

An outbreak of a novel strain of coronavirus, identified as “COVID-19”, was declared a global pandemic by the World Health Organization on March 11, 2020. To date, COVID-19 has not had a material impact on the Corporation’s financial condition, liquidity, or longer-term strategic development and commercialization plans. The extent to which COVID-19 may cause more significant disruptions to IMV’s business and greater impacts to the results of operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the duration and severity of outbreaks, including potential future waves or cycles, and the effectiveness of actions to contain and treat COVID-19. The Corporation cannot predict the duration, scop,e and severity of any potential business shutdowns or disruptions, including to ongoing and planned clinical studies and regulatory approval prospects. Further prolonged shutdowns or other business interruptions could result in material and negative effects on the Corporation’s ability to conduct its business in the manner and on the timelines currently planned, which could have a material adverse impact on IMV’s business, results of operations, and financial condition. The COVID-19 pandemic continues to evolve, and the Corporation will continue to monitor the effects of COVID-19 on its business.

2	Basis of presentation

The Corporation prepares its unaudited interim condensed consolidated financial statements in accordance with International Accounting Standards (IAS) 34 – Interim Financial Reporting as set out in the Chartered Professional Accountants of Canada Handbook – Accounting Part I, which incorporates International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

These interim unaudited condensed consolidated financial statements were approved by the Board of Directors on November 10, 2022.

Functional and presentation currency

Items included in the unaudited interim condensed consolidated financial statements of the Corporation are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Effective January 1, 2021, these financial statements are presented in United States dollars, which is the Corporation’s functional currency

3	Significant accounting policies, judgments and estimation uncertainty

These unaudited interim condensed consolidated financial statements have been prepared using the same policies and methods as the annual audited consolidated financial statements of the Corporation for the year ended December 31, 2021. Refer to note 4 of the Corporation’s annual audited consolidated financial statements for the year ended December 31, 2021 for more information on accounting policies and methods applied.

(2)

IMV Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As at September 30, 2022 and December 31, 2021

(Expressed in thousands of United States dollars except for share and per share amounts)

4	Long-term debt

	September 30, 2022 $	December 31, 2021 $
ACOA Atlantic Innovation Fund (“AIF”), interest-free loan[1] with a maximum contribution of CAD$3,786. Annual repayments, commencing December 1, 2008, are calculated as a percentage of gross revenue for the preceding fiscal year, at 2% when gross revenues are less than CAD$5,000 and 5% when gross revenues are greater than CAD$5,000. As at September 30, 2022, the amount drawn down on the loan, net of repayments, is $2,927 (2021 - $2,927).	1,087	1,088

ACOA AIF, interest-free loan[1] with a maximum contribution of CAD$3,000. Annual repayments, commencing December 1, 2011, are calculated as a percentage of gross revenue for the preceding fiscal year, at 2% when gross revenues are less than CAD$5,000 and 5% when gross revenues are greater than CAD$5,000. As at September 30, 2022, the amount drawn down on the loan is $2,341 (2021 - $2,341).	879	911

ACOA Business Development Program, interest-free loan with a maximum contribution of CAD$395, repayable in monthly payments commencing October 2015 of CAD$3 until October 2017 and CAD$6 until June 2023. As at September 30, 2022, the amount drawn down on the loan, net of repayments, is $37 (2021 - $78).	37	76

ACOA AIF, interest-free loan[1] with a maximum contribution of CAD$2,944, annual repayments commencing September 1, 2014, are calculated as a percentage of gross revenue from specific product(s) for the preceding fiscal year, at 5% for the first 5 years and 10%, thereafter. As at September 30, 2022, the amount drawn down on the loan is $2,303 (2021 - $2,303).	874	937

TNC 120-140 Eileen Stubbs Ltd. (the Landlord) loan, with an original balance of CAD$300, bearing interest at 8% per annum, is repayable in monthly payments of $4 beginning February 1, 2019 until May 1, 2028. As at September 30, 2022, the balance on the loan is $152 (2021 - $179).	152	179

ACOA Regional Economic Growth through Innovation[1] – Business Scale-Up and Productivity Program, interest-free loan with a maximum contribution of CAD$1,000. Annual repayments, commencing September 1, 2022, are calculated as a percentage of gross revenue from DPX-COVID-19 product(s) for the preceding fiscal year, at 5% when gross revenues are less than CAD$5,000 and 10% when gross revenues are greater than CAD$5,000. The Corporation does not currently anticipate any material revenue from its DPX-COVID-19 product candidate. Subsequent to September 1, 2024, any outstanding balance is payable in full on December 31, 2024 from DPX-COVID-19 gross revenues. As at September 30, 2022, the amount drawn down on the loan is $704 (2021 - $704).	–	192

Venture loan with Horizon Technology Finance Corporation and Powerscourt investments XXV, LP (“Venture Loan”) bearing interest at The Wall Street Journal prime rate plus 5.75%, compounded annually and payable monthly, maturity on July 1, 2025, with effective interest rate of 13.06%. As at September 30, 2022, the amount drawn down on the loan is $25,000 (2021 - $15,000).	24,381	14,619
	27,410	18,002
Less: current portion	58	73
	27,352	17,929

1 These loans are repayable based on a percentage of gross revenue, if any. The carrying amount of these loans is reviewed each reporting period and adjusted as required to reflect management’s best estimate of future cash flows, based on a number of assumptions, discounted at the original effective interest rate.

(3)

IMV Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As at September 30, 2022 and December 31, 2021

(Expressed in thousands of United States dollars except for share and per share amounts)

4	Long-term debt (continued)

	September 30, 2022 $	December 31, 2021 $
Balance – Beginning of period	18,002	6,906
Borrowings	10,000	14,520
Accreted interest and valuation adjustments	(407)	907
Revaluation of long-term debt	–	(367)
Repayment of debt	(55)	(4,069)
Currency translation adjustment (note 2)	(130)	105
Balance – End of period	27,410	18,002
Less: Current portion	58	73
Non-current portion	27,352	17,929

Total contributions received, less amounts repaid as at September 30, 2022, is $33,464 (2021 - $23,532).

Certain ACOA loans require approval by ACOA before the Corporation can pay management fees, bonuses, dividends or other distributions, or before there is any change of ownership of the Corporation.

On December 17, 2021, the Corporation was issued a $15,000 Venture Loan at a variable annual rate of prime rate, as published in The Wall Street Journal, plus 5.75% with an interest rate floor at 3.25% on the prime rate (effective interest rate of 13.06%).

Interest is compounded annually and payable monthly on the first day of the month commencing January 1st, 2022. The Venture Loan maturity date is set 42 months from the first day of the month next following the month in which the loan was issued. In addition, a final payment of $750 is required by the contract. Concurrent to the Venture Loan issuance, six warrants were issued to the lender at an initial fair value of $318. Combined, these warrants allow the holder to purchase 454,544 shares at an exercise price of $1.32.

(4)

IMV Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As at September 30, 2022 and December 31, 2021

(Expressed in thousands of United States dollars except for share and per share amounts)

4	Long-term debt (continued)

On June 22, 2022, following the achievement of a pre-determined milestone, activation of it’s phase 2B AVALON trial in plantinum-resistant ovarian cancer, the Corporation borrowed the remaining $10,000 under the Venture Loan, and the number of shares for which the attached warrants are exercisable increased by 113,636, to a total of 568,180.

Upon the achievement of a second pre-determined milestone, the start date for the repayment of principal can be deferred for 6 months, with no extension of maturity. Transaction costs associated with the venture loan were $377 of which, $224 has been allocated to the debt component, $4 to the warrants and $149 to the loan commitment at inception.

Monthly pro rata principal repayments start after 24 months from loan inception.

The Corporation may, at its option, at any time, prepay all the outstanding Venture Loan by simultaneously paying to the lenders an amount equal to any accrued and unpaid interest, the outstanding principal balance and the final payments of the Venture Loan plus an amount equal to:

a)	3% in the 18 first months of the loan;
b)	2% in the months 19 to 30 of the loan;
c)	1% in the last 12 months of the loan (31 to 42).

The prepayment option is an embedded derivative, but has insignificant value on the issuance date and as at September 30, 2022.

The Venture Loan has a priority security interest in all assets of IMV, excluding intellectual property. IMV has entered into a negative pledge agreement regarding intellectual property with the lenders.

The Corporation is in compliance with its debt covenants.

5	Warrant Liabilities

In conjunction with the Venture Loan with Horizon Technology Finance Corporation and Powerscourt Investments XXV, on December 17, 2021, six warrants have been issued to the lenders. These warrants allowed the holder to purchase 454,544 common shares at an exercise price of $1.32. On June 22, 2022, in connection with the draw down of the remaining of $10,000 under the Venture Loan, the number of shares for which these warrants are exerciseable increased to 568,180 with no change in exercise price. The warrants can be exercised at any moment from grant date to the 10 year anniversary and will be automatically exercised on expiration date. The holder can choose to exercise the warrants with a payment to the Corporation or exercise on a net issuance basis (cashless). This last feature breaches the fixed-for-fixed criterion, therefore the warrants are classified as financial liability and will be remeasured at FVTPL at each reporting period.

(5)

IMV Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As at September 30, 2022 and December 31, 2021

(Expressed in thousands of United States dollars except for share and per share amounts)

5	Warrant liabilities (continued)

The fair values of the warrants are estimated using the Black-Scholes option pricing model. The weighted average assumptions used in the Black-Scholes valuation model for the periods presented were as follows:

	September 30, 2022	December 31, 2021
Risk-free interest rate	3.79%	0.94%
Market price	$0.52	$1.28
Expected volatility	78.50%	94.44%
Expected dividend yield	–	–
Expected life (years)	1.75	2.5

6	Share capital

Authorized

Unlimited number of common shares and preferred shares, issuable in series, all without par value.

	Common shares #	Amount $
Issued and outstanding
Balance – January 1, 2021	67,093,547	136,705
Issued for cash, net of issuance costs	14,842,408	18,983
DSUs redeemed	145,870	331
Stock options exercised	83,504	217
Balance – December 31, 2021	82,165,329	156,236
Issued for cash, net of issuance costs	104,133	54
DSUs redeemed	100,499	64
Balance – September 30, 2022	82,369,961	156,354

As at September 30, 2022, a total of 17,372,089 shares (December 31, 2021 – 16,837,872) are reserved to meet outstanding stock options, warrants and deferred share units (“DSUs”).

On October 16, 2020, the Corporation entered into an Equity Distribution Agreement (“October 2020 ATM”) with Piper Sandler & Co. (“Piper Sandler”) authorizing the Corporation to offer and sell common shares from time-to-time up to an aggregate offering amount of US$50,000 through Piper Sandler, as agent. The total expenses associated with the ATM Distribution, excluding compensation and reimbursements payable to Piper Sandler under the terms of the Equity Distribution Agreement, were approximately $295. As of September 30, 2022, 104,133 (2021 – 556,694) common shares have been sold under the October 2020 ATM for total gross proceeds of $142 (December 31, 2021 - $2,335). The October 2020 ATM was terminated on July 22, 2022 with the expiration of the Corporation’s Canadian base shelf prospectus.

In order to maintain the Corporation’s ATM Distribution facility under its renewed Canadian base shelf prospectus, the Corporation re-entered into an Equity Distribution Agreement dated August 4, 2022 (“August 2022 ATM”), with Piper Sandler, to offer and sell common shares from time-to-time up to an aggregate offering amount of US$50,000 through Piper Sandler, as agent. As of September 30, 2022, no common shares have been sold under the August 2022 ATM.

(6)

IMV Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As at September 30, 2022 and December 31, 2021

(Expressed in thousands of United States dollars except for share and per share amounts)

6	Share capital (continued)

On July 20, 2021, the Corporation completed the July 2021 Public Offering, issuing an aggregate of 14,285,714 units at a price of $1.75 per unit, for aggregated proceeds of $25 million. Each unit consisted of one common share and 0.75 of one common share purchase warrant, with each whole warrant entitling the holder to acquire one common share of the Corporation at an exercise price of $2.10 for a period of 60 months expiring on July 20, 2026. The value allocated to the common shares issued was $18,557 and the value allocated to the warrants was $6,443. Total costs associated with the offering were $2,121, including cash costs for professional and regulatory fees.

7	Contributed surplus

Deferred share units

The maximum number of common shares which the Corporation is entitled to issue from Treasury in connection with the redemption of DSUs granted under the DSU Plan is 2,000,000 common shares.

DSU activity for the nine months ended September 30, 2022 and year ended December 31, 2021 are as follows:

	September 30 2022	December 31 2021
	#	#
Opening balance	537,203	429,530
Granted	599,191	325,263
Redeemed	(182,725)	(217,590)
Closing balance	953,669	537,203

The non-cash compensation expense for the nine months ended September 30, 2022 was $399 (2021 – $430) recognized over the vesting period. Vested DSUs cannot be redeemed until the holder is no longer a member of the Board.

Stock options

The fair values of stock options are estimated using the Black-Scholes option pricing model. As at September 30, 2022, 4,523,570 stock options (2021 – 1,430,635) with a weighted average exercise price of CAD$1.25 (2021 – CAD$3.30) and a term of ten years (2021 – ten years), were granted to employees and consultants. The expected volatility of these stock options was determined using historical volatility rates and the expected life was determined using the weighted average life of past options issued. The value of these stock options has been estimated at $3,139 (2021 - $2,683), which is a weighted average grant date value per option of CAD$0.89 (2021 - CAD$2.35), using the Black-Scholes valuation model and the following weighted average assumptions:

(7)

IMV Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As at September 30, 2022 and December 31, 2021

(Expressed in thousands of United States dollars except for share and per share amounts)

7	Contributed surplus (continued)

	2022	2021
Risk-free interest rate	2.14%	0.82%
Exercise price	CAD$1.25	CAD$3.30
Market price	CAD$1.25	CAD$3.30
Expected volatility	77%	79%
Expected dividend yield	–	–
Expected life (years)	7.0	7.0
Forfeiture rate	6%	4%

Option activity for the nine months ended September 30, 2022 and year ended December 31, 2021 was as follows:

	September 30, 2022		December 31, 2021
	Number #	Weighted average exercise price $CAD	Number #	Weighted average exercise price $CAD
Outstanding - Beginning of period	2,674,227	4.28	1,636,236	4.93

Granted	4,523,570	1.25	1,430,635	3.30
Exercised	– [1]	–	(150,438)[1]	2.37
Forfeited	(1,062,286)	2.09	(109,218)	4.46
Cancelled	(116,744)	6.29	(124,238)	3.84
Expired	(882,812)	4.49	(8,750)	2.37

Outstanding - End of period	5,135,955	1.98	2,674,227	4.28

1 Of the 150,438 options exercised in 2021, 125,812 elected the cashless exercise, under which 58,787 shares were issued. These options would have otherwise been exercisable for proceeds of $235 on the exercise date. There have been no options exercised to date in 2022.

The number and weighted average exercise price of options exercisable as at September 30, 2022 is 831,145 and CAD$4.61, respectively (December 31, 2021 – 1,301,048 and CAD$5.14).

(8)

IMV Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As at September 30, 2022 and December 31, 2021

(Expressed in thousands of United States dollars except for share and per share amounts)

8	Warrants

Warrant activity for the nine months ended September 30, 2022 and year ended December 31, 2021, was as follows:

	September 30, 2022			December 31, 2021
	Number	Weighted average exercise price	Amount	Number	Weighted average exercise price	Amount
	#	$CAD	$	#	$CAD	$
Opening balance	13,171,898	2.87	8,196	2,457,613	3.72	2,116
Granted	–	–	–	10,714,285	2.67	6,080
Expired	(2,457,613)	3.72	(2,350)	–	–	–

Closing balance	10,714,285	2.67	5,846	13,171,898	2.87	8,196

The fair values of warrants are estimated using the Black-Scholes option pricing model. There have been no warrants issued in 2022.

The weighted average assumptions used in the Black-Scholes valuation model for the periods presented were as follows:

2021
Risk-free interest rate	0.51%
Market price	CAD$2.67
Expected volatility	92%
Expected dividend yield	–
Expected life (years)	2.5

9	Financial instruments

Fair value of financial instruments

Financial instruments are defined as a contractual right or obligation to receive or deliver cash on another financial asset. The following table sets out the approximate fair values of financial instruments as at the consolidated statements of financial position date with relevant comparatives:

(9)

IMV Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As at September 30, 2022 and December 31, 2021

(Expressed in thousands of United States dollars except for share and per share amounts)

9	Financial instruments (continued)

	September 30, 2022		December 31, 2021
	Carrying value $	Fair value $	Carrying value $	Fair value $

Cash and cash equivalents	21,738	21,738	38,616	38,616
Amounts receivable	360	360	10	10
Accounts payable, accrued and other liabilities	9,726	9,726	8,589	8,589
Warrant liabilities	51	51	318	318
Long-term debt	27,410	27,410	18,002	18,002

Assets and liabilities, such as commodity taxes, that are not contractual and that arise as a result of statutory requirements imposed by governments, do not meet the definition of financial assets or financial liabilities and are, therefore, excluded from amounts receivable and accounts payable.

Fair value of items, which are short-term in nature, have been deemed to approximate their carrying value. The above noted fair values, presented for information only, reflect conditions that existed only as at September 30, 2022, and do not necessarily reflect future value or amounts which the Corporation might receive if it were to sell some or all of its assets to a willing buyer in a free and open market.

The fair value of long-term debt is estimated based on the expected interest rates for similar borrowings by the Corporation at the consolidated statements of financial position dates. For the periods presented, the fair value is estimated to be equal to the carrying amount.

10	Reorganization

On September 15, 2022, the Corporation announced a plan to reduce its workforce by approximately one third, focusing its resources on ongoing clinical programs in immuno-oncology. In the three and nine months ended September 30, 2022, non-recurring compensation costs of $140 are included in general and administrative expense and $510 in research and development expense on the statement of loss and comprehensive loss. As of September 30, 2022, $576 is included in accounts payable, accrued and other liabilities.

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